MAIL STOP 3561

      August 5, 2005

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Ste. 3630
Boston, MA 02108

      Re:	Harbor Acquisition Corporation
   Registration Statement on Form S-1
   Filed on June 30, 2005
   File No. 333-126300

Dear Mr. Hanks,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission.
With a
view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Harbor Acquisition Corporation (Harbor Acquisition). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Prospectus Cover Page

3. We note that you will seek listing on the American Stock
Exchange.
Please advise us of the basis for the noted disclosure. Advise us of the standard you seek to list under and how you satisfy the criteria under such standard.

4. We note your disclosure here and elsewhere that the components of your units will begin trading separately 90 days after the effectiveness of this registration statement "unless Ferris, Baker Watts, Inc. (Ferris, Baker Watts) determines" otherwise. Please revise to elaborate on the noted disclosure. Discuss the factors that
Ferris, Baker Watts will consider in making the determination to allow earlier separate trading. Also, please clarify how investors will be notified of such acceleration of separate trading.

Prospectus Summary, page 1

5. We note that a substantial portion of the disclosure on page one is repeated on pages 25-26. Please revise to limit such repetition.
Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503 (a) and Instruction to paragraph
503(a) Regulation S-K.

6. We note your disclosure throughout the prospectus that you have not had any preliminary contacts or discussions with any target companies regarding a business combination. Please revise to clarify if management, the directors, or any affiliate, attorney, agent or other representative of the company has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates. Please revise or advise. Please see Instruction 6 to Item 504 of Regulation S-K.

7. We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will include the exercise of the over-allotment option "if" such option "is exercised prior to the filing" of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

8. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Ferris, Baker Watts as a result of the exercise of the Underwriters` option. If such warrants are not included, discuss the reasons why such warrants are not included.

9. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning
20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

10. Disclose, here or elsewhere as appropriate, the rationale for requiring the stock to trade at $8.50 per share or more in order for the redemption rights to apply.

Risk factors, page 7

11. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

12. In risk factor eight, we note that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the "analysis" you will make and discuss the factors you would consider when deciding between a party that refuses to waive any interest verses a party that agrees to waive such interests. Also in the business section, please revise to discuss the "certain circumstances" where Robert Hanks and David
Dullum would be personally liable to cover any claims against trust funds.

13. Risk factor nine appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

14. We note in risk factor 11 that management and/or initial shareholders may be retained following a business combination. There appears to be an inherent conflict of interests in that management and/or initial shareholders may view target companies that offer any such individuals a continuing relationship (whether in a management or some other role such as a consultant) in a more favorable light.
Please revise to discuss such conflict.

15. Risk factor 12 appears to be a risk that affects all companies.
Please revise to discuss how this risk is specific to your company or remove the risk factor.

16. In risk factor 13, we note your discussion of the risk that management may target a business that is outside of their "realm of experience." Please revise to clarify here or in the business section the "realm" that management has experience in. In particular, provide detailed disclosure, here or elsewhere in the prospectus as appropriate, as to the experience of management in the industrial or consumer products sector and specifically middle market companies in such sector. We may have further comment.

17. In risk factor 14, we note that some of your officers are "currently, and may" in the future become affiliated with other blank check companies. Please revise your disclosure later in to document to discuss any current affiliations with other blank check companies if such affiliations exist. Currently, it appears that risk factor
17 and 14 are inconsistent if management is currently or has been involved with other blank check companies.

18. Please add a separate risk factor utilizing publicly available information to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and discuss the impact that competition with such entities could have on your ability to locate a target and successfully complete a business combination.
In addition, please address the aggregate amount of offering proceeds currently in escrow with respect to these offerings.

19. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders, if true.

Forward-Looking Statements, page 16

20. Refer to your statement that you "undertake no obligation to update or revise any forward-looking statements." Please confirm that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3) of Regulation S-K.

Use of Proceeds, page 17

21. We note that you have allocated $540,000 towards due diligence (and a portion of the $550,000 to expenses attendant to due diligence) of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, as is disclosed in your risk factors section, please revise to discuss how due diligence will be performed and identify who will perform it.
If management will perform all of the due diligence, does that mean you will not use any of the money allocated to due diligence?

22. We note your belief that the excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs.
Considering you assert that you have engaged in minimal efforts to locate a target company, please revise to discuss the basis for such belief.

23. We note there are no limitations on the amount of out-of-pocket expenses insiders could incur. In the event that expenses exceed the amount of non-trust proceeds, please revise to discuss how they are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse?

24. Please clarify whether the funds not held in trust could be used as a down payment, deposit, or lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section. We may have further comment.

Proposed Business, page 24

25. We note that you believe that there are opportunities to effect middle market acquisitions "at reasonable valuations." Please revise to substantiate such belief. Elaborate your use of the term
"reasonable valuations."

26. Please revise to basis for your belief that "many companies are divesting non-core assets" that have "attractive valuations." In that regard, please revise to discuss your use of the term
"attractive valuations."

27. We note your belief that the "middle market operating company" is
"underserved."  Please revise to substantiate the noted belief.

28. Please revise to explain the statement that "most private equity funds are limited life investment vehicles." Explain your use of the term "liquidity events."

29. We note you intend to focus on companies with "strong cash flow that possess superior internal growth prospects due to the existence of opportunities for significant revenue growth or expansion of profitability and cash flow." Please revise to clarify if "strong cash flow" or "superior internal growth prospects" are criteria you seek in potential targets. If so, please revise to elaborate on those characteristics.

30. We note you "will seek executive management teams who have demonstrated the ability to operate and profitable grow middle market companies." Please revise to clarify if such management teams would include your current members of management or individuals already associated with management.

31. Please revise to explain the discussion of "sectors" you will focus on to obtain a competitive advantage at the bottom of page 24.
Your disclosure indicates that you are not limited to any industry.
If that is the case, the noted disclosure appears speculative. Also, clarify if the noted disclosure implies you will not acquire a service company.

32. Please revise to discuss the basis for your belief that there are
"underexploited" companies that are "ignored by traditional private equity firms and corporations and can be acquired for attractive valuations."

33. On page 25, we note that you believe that "owners of many potential target companies would find an acquisition by [you] to be an easier and less risky route to liquidity than going through an initial public offering." On page 26 we note that middle market companies "traditionally have a difficult time accessing both public and private debt and equity capital growth." Please revise to discuss your basis for the implication that your proposed business acquisition would be a preferred method over a target engaging in its own initial public offering or debt transactions, in light of the fact that you are engaging in a public offering while possessing no assets. If that is not the implication you intend to convey with your disclosure, please advise.

34. Please revise to define the phrases "branded consumer growth companies" and "top-line growth."

35. In connection with your discussion of "divisional spin-outs" please revise to discuss the criteria used to determine whether an operating unit has "attractive underlying economics."

36. Please revise to provide a basis for your statement that operating units of larger companies often "can be strong individual public companies or serve as a growth platform for a larger public company" or remove the statement.

37. We note on page 26 that you believe that focusing on the "origination of acquisitions will create valuable opportunities."
Please revise to explain how the discussed focus will create valuable opportunities.

38. We note that you believe that your experience in the industrial and consumer product sectors provides you with a competitive advantage. Please revise to explain how that is possible since you have not limited your search to those industries.

39. On page 27, we note that you may pay a finder`s fee to third parties that present you with proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify how finder`s fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

40. We note the disclosure that the company will not pay any finders or consulting fees to the existing officers, directors or stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing officers, directors and stockholders will receive no finders fees, consulting fees, or any similar type fees or other compensation from any other person or entity in connection with any business combination involving the company or an affiliate thereof.

41. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management`s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:
* Cash flow positive companies
* Superior internal growth prospects
* Emerging growth companies
* Fragmented industry
* Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for) Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

42. On page 28, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

43. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed to make purchases of shares in the offering, in the open market subsequent to the offering and pursuant to the exercise of warrants; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.01 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters.
We may have further comment.

44. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

45. On page 30, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

Management, page 35

46. Please revise this section to disclose the time frame that members of management has been associated with any entities listed here.

47. Please revise to explain why the $7,500 per month fee is paid to
Grand Cru Management, LLC when your business address is that of New
England Partners.  Is Grand Cru Management affiliated with NEP?

48. In the last paragraph on page 38, we note that you will seek an opinion from an "independent investment banking firm" examining the fairness of potential business combination if the target company is affiliated with any of the existing stockholders. As this opinion appears separate from the one disclosed on page 28, which only opines on the fair market value and not actual fairness, please revise to clarify if the opinion will be disclosed in subsequent documents filed with the Commission and whether the independent firm will be a consenting expert.

49. Under the caption conflict of interest, please revise to discuss the conflicts that may result from the open market warrant purchases.

Principal Stockholders, page 39

50. Please revise to discuss the purpose of the public market warrant purchases by Messrs. Hanks and Dullum and the underwriters.
Revise
to clarify if these are mandatory warrant purchases.

51. Please revise to clarify the "certain circumstances" under which
Ferris, Baker Watts, Inc. will conduct warrant purchases.

Certain Relationships and Related Transactions, page 41

52. We note the transactions disclosed in this section. Please revise to identify your promoters as required by Item 404(d) of Regulation S-K.

53. The last paragraph on page 42 appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how you could assert that the terms will be those
"no less favorable" than available from unaffiliated third parties.
Please advise.

Underwriting, page 48

54. Tell us whether Ferris, Baker Watts or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

55. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

56. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Where You Can Find Additional Information, page 59

57. Please revise to provide the current address of the Public
Reference Room.


Financial Statements, page F-1

58. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article
3
of Regulation S-X.

Note 2 - Proposed Public Offering, page F-8

59. We note your disclosure regarding the underwriter purchase option
("UPO") on page 49. Please expand Note 2 to disclose all material terms of the UPO, including the timing of the issuance of the UPO, whether such issuance is dependent upon the effectiveness of the offering, and the cashless exercise feature contained in the UPO. Also, disclose how you intend to account for the UPO, including its estimated fair value and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R. In addition, if your expected life assumption differs from the contractual life of the UPO, please tell us your basis for this assumption. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.


Part II

Exhibits

60. In exhibit 10.9, we note that "FBW agrees to fill such order in such amounts and at such times as instructed by the undersigned during the ninety-day trading period commencing on the Separation Date." Please explain the implication of the noted term from your warrant purchase agreement.

61. In exhibit 4.5, we note that Section 1 of the agreement refers to a cashless exercise provision in Section 3.4 of the agreement, but there appears to be no Section 3.4 in the filed agreement. Please file an amended agreement that reconciles this inconsistency.


Signature Page

62. Revise the signature to identify or provide the signatures of the principal accounting and principal financial officers of the company.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Andrew Myers
	Fax #  (617) 523-6215

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
August 5, 2005
Page 1